Health Canada / Santé Canada

Licence No. - N° de licence
10-MM0007/2018

PRODUCER'S LICENCE

Pursuant to section 35 of the *Access to Cannabis for Medical Purposes Regulations* this licence is issued to:

LICENCE DE PRODUCTEUR AUTORISÉ

Conformément à l'article 35 du *Règlement sur l'accès au cannabis à des fins médicales*, la présente licence est délivrée à:

Aleafia Farms Inc.
2540 Regional Road 19
Blackstock, ON, L0B 1B0, Canada
Region I

as a licensed producer at the site indicated above, for the conduct of the following activities for the following controlled substances.

à titre de producteur autorisé à l'installation indiquée ci-haut, pour la conduite des opérations suivantes pour les substances contrôlées suivantes.

Cannabis substances authorized for sale or provision during the period from October 13, 2017 to October 13, 2020:

Substances de cannabis autorisées pour la vente ou l'approvisionnement pendant la période du 13 octobre 2017 au 13 octobre 2020:

Substances	Activity/Activité	Cannabis sold or provided to eligible parties listed in each subsection of the ACMPR below / Cannabis vendu ou fourni aux parties énumérées sous les paragraphes du RACFM ci-dessous		
		s. 22(2)	s. 22(4)	s. 22(5)
DRIED MARIHUANA / MARIHUANA SÉCHÉE	Sale or Provision / Vente ou Approvisionnement	X	N/A	N/A

Substances/Substances	Activities/Activités						
	Production / Production	Sale or Provision / Vente ou Approvisionnement	Possession / Possession	Shipping / Expédition	Transportation / Transport	Delivery / Livraison	Destruction / Destruction
DRIED MARIHUANA / MARIHUANA SÉCHÉE	☒	☒	☒	☒	☒	☒	☒
MARIHUANA PLANTS / PLANTS DE MARIHUANA	☒	☐	☒	☐	☐	☐	☒
MARIHUANA SEEDS / GRAINES DE MARIHUANA	☒	☐	☒	☐	☐	☐	☒

Director, Licensing & Security Division, CLRB, for and on behalf of the Minister of Health
Directrice, Division des licences et de la sécurité, DGLRC, pour et de la part du Ministre de la Santé

Canada

Conditions and Remarks / Conditions et Commentaires:

This licensed producer may receive bulk shipments of substances authorized for possession under this licence, or transfer shipments of substances authorized for sale under this licence from/to other licensed producers of cannabis for medical purposes, provided that the bulk product has not already been packaged into immediate containers for provision or sale under subsection 22(4) of the ACMPR, and on the condition that the licensed producer has completed the *Licensed Producer Bulk Transfer Transaction Form*, and provided it to Health Canada at a minimum of ten business days in advance of each planned shipment. / *Ce producteur autorisé peut recevoir des expéditions en vrac de substances autorisées pour la possession sous cette licence, ou transférer des expéditions en vrac de substances autorisées à la vente sous cette licence, de la part / à d'autres producteurs autorisés de cannabis à des fins médicales, à condition que le produit en vrac n'a pas déjà été emballé dans le contenant immédiat pour la vente ou l'approvisionnement en vertu du paragraphe 22(4) du RACFM, et à condition que le producteur autorisé ait complété le formulaire de transaction en vrac entre producteurs autorisés, et l'ait soumis à Santé Canada à un minimum de dix jours ouvrables à l'avance de chaque expédition prévue.*

This licensed producer must notify Health Canada, at a minimum of 10 business days in advance, of each planned shipment for all sales or provisions of substances listed on this licence to licensed dealers for purposes other than testing. / *Ce producteur autorisé doit aviser Santé Canada, à un minimum de dix jours ouvrables à l'avance, de chaque expédition et de toutes les ventes ou approvisionnement de substances autorisées sous cette licence aux distributeurs autorisés pour fins autres que pour essais.*

Please note that the monthly report must be prepared in accordance with the guidance document entitled *Licensed Producers Reporting Requirements*, and submitted on or before the 15th of every month for the previous month. / *Veuillez noter que le rapport mensuel doit être préparé conformément au document d'orientation intitulé Exigences en matière de production de rapports des producteurs autorisés, et doit être présenté au plus tard le 15 de chaque mois pour le mois précédent.*

Effective date of the licence:

August 31, 2018

This licence expires on **October 13, 2020**

Date d'entrée en vigueur de la licence:

31 août 2018

La présente licence expire le **13 octobre 2020**

Effective date of the licence:

August 31, 2018

This licence expires on **October 13, 2020**

Date d'entrée en vigueur de la licence:

31 août 2018

La présente licence expire le **13 octobre 2020**

Director, Licensing & Security Division, CLRB, for and on behalf of the Minister of Health

Directrice, Division des licences et de la sécurité, DGLRC, pour et de la part du Ministre de la Santé

Canada